EXHIBIT 4.42



PRIVATE AND CONFIDENTIAL

Cob Stenham
Broughton House
6-8 Sackville Street
London
W1X 1DD



Dear Cob

Appointment as Non-Executive Chairman of the Board of Directors of Telewest Communications plc

On behalf of Telewest Communications plc (Telewest), I write to confirm your appointment as the Non-Executive Chairman of the Company with effect from 1 December 1999 on the following terms:

Appointment

1 Your appointment, subject to re-election when appropriate by the Company in General Meeting, will be for an initial fixed term of one year expiring on 1 December 2000 and shall continue unless or until terminated by either party giving to the other 12 months' written notice, expiring on or after 1 December 2000. Any payment in lieu of notice will not be subject to any deduction for mitigation or potential mitigation of loss suffered. In addition, your appointment will be subject to the Company's Articles of Association and will be reviewed on 1 December 2002.

Duties

2 During you Appointment, you will be required to contribute between 2 and 3 full days per week to the business of the Company, to be available to the Board and the major shareholders as required, to attend the annual general meeting of the Company, regular and emergency Board meetings, any extraordinary general meeting of the Company and to serve on the Audit and Remuneration. committees of the Board.

Fees

3 You will be entitled to a fee for your services as a Director of (pound)175,000 per annum (less any necessary statutory deductions). This will be payable in arrears by equal monthly instalments.

Expenses

4 In addition to the fees described in paragraph 4 above, the Company shall reimburse you for all reasonable out of pocket expenses necessarily incurred in carrying out your duties.

5 In order to enable you to carry out the duties of your office, you will after consultation with the Board (and, if appropriate, jointly with any other Non-Executive Directors whose interests are the same as

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         yours), be entitled to seek external independent legal advice at the
         Company's expense.

6 It is acknowledged that your current arrangements for use of office space, secretarial support and a car and driver cannot be terminated until 31 March 2000. From 1 December 1999 to 31 March 2000 it is recognised that you will continue to make use of your current arrangements relating to such support services and will be compensated by the Company at a rate equivalent to (pound)75,000 per annum.

7 For a period of 2 years and 6 months from 31 March 2000 (the Period) you will be entitled to receive a cash sum in lieu of such support services equivalent to the market value of such support services up to a maximum of (pound)75,000 per annum or, at the option of the Company, you will be supplied with appropriate office space, secretarial support and a company car and driver.

         For the avoidance of doubt if the Company becomes unable or unwilling to supply such support services during the Period (whether through change of ownership or otherwise), a cash sum will be payable at a daily rate equivalent to the market value of such support services (up to a maximum of (pound)75,000 per annum) in respect of the unexpired portion of the Period.

Insurance

8 To the extent possible, the Company will use its reasonable endeavours to obtain appropriate director's and officer's liability insurance for your benefit during your appointment. Such insurance may not cover claims in which you are directly or indirectly interested as the claimant.

Other directorships and business interests

9 The Company recognises that you have other duties and business interests. Accordingly, you will be expected to notify the Company Secretary of any direct conflict of interest which may arise due to your duties as a Director of the Company and any other duties or business interests which you currently have.

10 During your appointment as a Director you will consult with the Company Secretary of the Company prior to accepting any other (or further) directorships of publicly quoted companies.

Code of conduct

11 During the period of your appointment you will comply with the Stock Exchange Model Code for Securities Transactions by Directors of Listed Companies and such other requirements as the Board of Directors may from time to time specify.

Confidentiality

12 You must apply the highest standards of confidentiality, and not disclose to any person or company (whether during the course of the appointment or at any time after its termination), any confidential information concerning the Company and any Group Companies with which you come into contact by virtue of your position as Non-Executive Chairman. The Company is able to arrange shredding of papers which you no longer require.

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Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely



/s/ Miranda Curtis
..................................
Miranda Curtis
For and on behalf of Telewest Communications plc





I have read and agree to the above terms regarding my appointment as the Non-Executive Chairman of Telewest Communications plc.



/s/ Cob Stenham
..................................
Cob Stenham

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19 September 2000





Cob Stenham, Esq.
4 The Grove
Highgate
London N6 6JU


Dear Cob

Amendment to the Terms of Your Appointment as Non-Executive Chairman of the
---------------------------------------------------------------------------
Board of Directors of Telewest Communications plc
-------------------------------------------------

On behalf of Telewest Communications plc ("the Company"), I write to confirm an amendment to the terms of your appointment. This amendment was approved by the Remuneration Committee at its meeting on 1 August 2000.

With effect from 1 August 2000, your appointment may be terminated by either party giving to the other 12 months' written notice, except that in the event of a change of control of the Company the notice period shall be 24 months.

All the other terms of your appointment remain unaltered.

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely,



/s/ Stani Yassukovich

Stani Yassukovich
-----------------

For and on behalf of Telewest Communications plc



I have read and agree to the above terms



/s/ Cob Stenham
.............................
Cob Stenham

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19 April 2002



Mr S Yassukovich
La Clemenssane
au lieudit La Bastide Basse
84480 Bonnieux
France



Dear Stani



Following our conversation last week with Clive Burns, I am writing to you, as both the senior independent non-executive director and also the chairman of the Remuneration Committee, to confirm my intentions in dealing with the "ratchet" clause in my letter of appointment which increases my notice period from 12 to 24 months in the event of a change of control of the company.

There are two issues here:

1 If there was ever a "technical" change of control as part of a group reorganisation, then I would not regard this as being sufficient to trigger the "ratchet" clause. For the sake of clarity, I would only see the clause becoming operative where there was both a legal and management change of control of the company.

2 In the event that the company at any time undertakes a reorganisation or other significant corporate transaction where it is necessary for directors to vote on related proposals and/or advise shareholders to similarly vote, then if the existence of the ratchet clause was ever considered to compromise my independence, I would be happy to relinquish the clause altogether. My ability to be seen to be able to act independently is of course of vital importance in these circumstances and therefore to continue with the ratchet clause would not be appropriate.

Yours sincerely



/s/ Cob Stenham

COB STENHAM